

October 1, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of The Advisors' Inner Circle Fund II, under the Exchange Act of 1934:

- 3EDGE Dynamic Fixed Income ETF

- 3EDGE Dynamic Hard Assets ETF

- 3EDGE Dynamic International Equity ETF

- 3EDGE Dynamic US Equity ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com